EXHIBIT 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•                      our Report of Independent Registered Public Accounting Firm dated February 12, 2014, on the consolidated balance sheets of the Company as at December 31, 2013 and December 31, 2012 and the related consolidated statements of operations, comprehensive loss, cash flows and equity for the years ended December 31, 2013 and December 31, 2012, and

•                      our Report of Independent Registered Public Accounting Firm dated February 12, 2014  on the Company’s internal control over financial reporting as of December 31, 2013,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2013.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-180824, 333-180823 and No. 333-180822) on Form S-8 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2014

Toronto, Canada